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                              April 29, 2020

       Scott Longval
       Chief Financial Officer
       INTRICON CORP
       1260 Red Fox Road
       Arden Hills, MN 55112

                                                        Re: INTRICON CORP
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            File No. 001-05005

       Dear Mr. Longval:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Consolidated Statements of Operations, page 34

   1. In future filings, please revise to present the applicable income tax expense or benefit associated with
your discontinued operations either as a separate line item or parenthetically here on
the face of the statements of operations or in your discontinued
                                                        operations footnote.
Refer to ASC 205-20-50-5B(a) and 5C(b).
 Scott Longval
INTRICON CORP
April 29, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.



FirstName LastNameScott Longval                           Sincerely,
Comapany NameINTRICON CORP
                                                          Division of
Corporation Finance
April 29, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName